



17004435

GLASSRATNER

February 09, 2017

Via FedEx 2Day

SEC Headquarters
100 F Street, NE
Washington, DC 20549

New York Regional Office
Brookfield Place
200 Vesey Street, Suite 400
New York, NY 10281-1022

Re: **GlassRatner Securities, LLC**
       SEC #: 8-69172
       Firm ID #:165594
       2016 Audited Financial Statements

Enclosed please find the 2016 Audited Financial Statements for GlassRatner Securities, LLC.

Please contact me should you have any questions or wish to discuss further. I can be reached via email at tberesin@glassratner.com or my direct line (404) 835-8859.

Sincerely,

Todd Beresin, CPA
GlassRatner Management & Realty Advisors, LLC

ATLANTA ▪ BAKERSFIELD ▪ CHICAGO ▪ DALLAS ▪ FORT LAUDERDALE
IRVINE ▪ LOS ANGELES ▪ NEW YORK ▪ PHOENIX ▪ TAMPA ▪ WEST PALM BEACH
WWW.GLASSRATNER.COM



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail P...
S...

FEB 13 201

Washington DC
406

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8-69172

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/01/2016__ AND ENDING __12/31/2016__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GlassRatner Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street, Suite 1062
_____
(No. and Street)

New York   NY   10165
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Schaeffer   (212) 922-2832
_____
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Aprio, LLP
_____
(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway, Ste. 1000   Atlanta   GA   30328
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange

FEB 13 2017

RECEIVED

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

57

OATH OR AFFIRMATION

I, Peter Schaeffer _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

GlassRatner Securities, LLC _____ , as

of December 31 _____, 20 16 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

STATE OF NEW YORK
COUNTY OF NEW YORK

_____
Notary Public

_____
Signature

President

_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLASSRATNER SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2016

TABLE OF CONTENTS


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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
GlassRatner Securities, LLC

We have audited the accompanying statement of financial condition of GlassRatner Securities, LLC (a limited liability company) (the "Company"), as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in pages 9 through 10 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Aprio, LLP

Atlanta, GA
February 6, 2017

GLASSRATNER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	49,011
Deposits		1,303
Prepaid expenses		4,056
Total assets	$	54,370

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accrued expenses	$	17,900
Members' equity		36,470
Total liabilities and members' equity	$	54,370

See accompanying notes to the financial statements

-2-

GLASSRATNER SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue $ -

Expenses

    Professional fees   75,304
    Management expense sharing   23,400
    FINRA expenses   9,781
    Bank fees   1,995
    Other expenses   2,583

        Total expenses   113,063

Other Income
    Forgiveness of debt   23,400

        Net loss $ (89,663)

GLASSRATNER SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Contributed Capital	Members' Equity	Total
Balance, January 1, 2016	$ 228,962	$ (188,829)	$ 40,133
Contribution of capital	86,000		86,000
Net loss		(89,663)	(89,663)
Balance, December 31, 2016	$ 314,962	$ (278,492)	$ 36,470

GLASSRATNER SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:

Net loss	$ (89,663)
Adjustments to reconcile net loss to cash used by operating activities:	
Deposits	151
Prepaid expenses	3
Accrued expenses	2,125
Total adjustments	2,279
Net cash used by operating activities	(87,384)

Cash flows from financing activities:

Proceeds from contributions	86,000
Net decrease in cash	(1,384)
Cash, beginning of year	50,395
Cash, end of year	$ 49,011

Non-cash transaction:

Forgiveness of amount due to affiliate	$ 23,400

Note A
Summary of Significant Accounting Policies

Nature of Operations:

GlassRatner Securities, LLC (the "Company"), was formed as a limited liability company in Georgia on August 16, 2012. The Company was approved as a registered broker-dealer under the Securities Exchange Act of 1934 in March 2014. The Company provides merger and acquisition advisory services and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

Investment banking fees includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as the services are performed, or upon consummation of a transaction.

Income Taxes:

The Company is a limited liability company. All income and losses are passed through to Members to be included on their respective income tax returns.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The Company's income tax returns for 2013 through 2015 are subject to income tax examination.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, deposits, prepaid expenses, and accrued expenses are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

GLASSRATNER SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note B
Related Party Transactions

The Company entered into a revenue and expense sharing administrative services agreement with GlassRatner Management & Realty Advisors, a commonly controlled entity ("the affiliate"). The amounts due to the affiliate are based on amounts stated in the revenue and expense sharing administrative services agreement.

During the year ended December 31, 2016, the affiliate agreed to forgive amounts payable by the Company pursuant to the revenue and expense sharing administrative services agreement totaling $23,400. The forgiveness of the amounts payable was recorded by the Company as other income. No amounts were outstanding due to the affiliate as of December 31, 2016.

Note C
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than $5,000 and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $31,111 which was $26,111 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .58 to 1.

Note D
Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note E
Subsequent Events
The Company evaluated subsequent events through February 6, 2017, the date when these financial statements were available to be issued. The Company is not aware of any additional significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements, with the exception of an executed option agreement.

In January 2017, the Company's Members executed an option agreement which provides the right for an individual to purchase up to 100% of the Membership Interests in the Company for certain defined consideration. The Company's Members have the right to retain up to an aggregate of 10% of the Membership Interests in the Company. The option agreement expires in January 2020.

SUPPLEMENTARY INFORMATION

GLASSRATNER SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Total members' equity	$	36,470
Nonallowable assets		
Other assets		5,359
Total nonallowable assets		5,359
NET CAPITAL	$	31,111
COMPUTATION OF NET CAPITAL REQUIREMENT:		
Aggregate indebtedness		
Accrued payable and accrued liabilities	$	17,900
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Capital in excess of minimum requirements	$	26,111
Ratio of aggregate indebtedness to net capital		0.58

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X17A-5 as of December 31, 2016.

See report of independent registered public accounting firm and notes to the financial statements

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i).

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i).



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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of GlassRatner Securities, LLC

We have reviewed management's statements, included in the accompanying exemption letter, in which (1) GlassRatner Securities, LLC ("the Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Aprio, LLP

Atlanta, GA

February 6, 2017

GlassRatner Securities, LLC EXEMPTION REPORT

GlassRatner Securities, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) During the fiscal year ended December 31, 2016, the Company claimed an exemption from provision (k)(2)(i) of Rule 15c3-3.

(2) The Company met the identified exemption provision in Rule15c3-3(k) throughout the most recent fiscal year without exception.

GlassRatner Securities, LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Peter Schaeffer

President

Todd Beresin

Chief Financial Officer